Exhibit 99.1
WILLIAMS PIPELINE GP LLC
CONSOLIDATED BALANCE SHEET

	June 30,	December 31,
	2009	2008*
	(Unaudited)
	(Thousands of dollars)

ASSETS

Current assets:
Cash and cash equivalents	$7,157	$7,760
Accounts receivable — affiliate	90	—
Prepaid expense	141	184

Total current assets	7,388	7,944
Investment in Northwest Pipeline GP	418,573	414,069

Total assets	$425,961	$422,013

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable:
Trade	$484	$671
Affiliate	50	424

Total current liabilities	534	1,095
Contingent liabilities and commitments
Equity:
Williams Pipeline GP LLC’s equity	94,535	92,305
Notes receivable — affiliate	(1)	(1)
Accumulated other comprehensive loss	(6,312)	(6,612)

Total Williams Pipeline GP LLC’s equity	88,222	85,692
Noncontrolling interest in consolidated subsidiary	337,205	335,226

Total equity	425,427	420,918

Total liabilities and equity	$425,961	$422,013

*	Recast as discussed in Note 3.
See notes to consolidated balance sheet.

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WILLIAMS PIPELINE GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET
(Unaudited)
Note 1. Organization and Basis of Presentation
          Unless the context clearly indicates otherwise, references to “we,” “our,” or “us” or like terms refer to Williams Pipeline GP LLC (“General Partner”) and include the operations of Williams Pipeline Partners L.P. (“Partnership”).
          We are a Delaware limited liability company formed on August 31, 2007, to serve as the general partner of the Partnership. We are an indirect wholly-owned subsidiary of The Williams Companies, Inc. (“Williams”). We currently own a 2 percent general partner interest, a 45.7 percent limited partner interest and incentive distribution rights in the Partnership. However, due to the substantive control granted to us by the partnership agreement we consolidate our interest in the Partnership.
          The accompanying interim consolidated balance sheet does not include all the notes in our annual financial statements and, therefore, should be read in conjunction with the audited consolidated balance sheet and notes thereto included as Exhibit 99.1 in the Partnership’s Form 10-K, filed February 27, 2009, for the year ended December 31, 2008. The accompanying consolidated balance sheet includes all normal recurring adjustments that, in the opinion of management, are necessary to present fairly our financial position at June 30, 2009. All intercompany transactions have been eliminated. Certain amounts have been reclassified to conform to current classifications. We have evaluated our disclosure of subsequent events through the time of filing this Exhibit with the Securities and Exchange Commission (“SEC”) on August 6, 2009.
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheet and accompanying notes. Actual results could differ from those estimates.
Note 2. Credit Agreement
          The Partnership has a $20.0 million working capital credit agreement with Williams as the lender. The proceeds of the borrowing are available exclusively to fund working capital, including the payment of distributions to the limited partners of the Partnership. Borrowings under the agreement will mature on January 23, 2010. The Partnership pays a commitment fee to Williams on the unused portion of the credit agreement of 0.25 percent annually. The Partnership is required to reduce all borrowings under its working capital credit agreement to zero for a period of at least 15 consecutive days once each twelve-month period prior to the maturity date of the facility. At June 30, 2009, the Partnership had no outstanding borrowings under the working capital credit agreement.
Note 3. Recent Accounting Standards
          In January 2009, we adopted Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51.” SFAS No. 160 establishes accounting and reporting standards for noncontrolling ownership interests in subsidiaries (previously referred to as minority interests) and is applied prospectively with the exception of the presentation and disclosure requirements which must be applied retrospectively for all periods presented. Noncontrolling ownership interests in consolidated subsidiaries are now presented in the consolidated balance sheet within equity as a separate component of equity.
          In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards CodificationTM and the Heirarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS No. 168”). This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles to be applied in the preparation of financial statements in conformity with Generally Accepted Accounting Principles. SEC registrants must also follow the rules and interpretive releases of the SEC. We will apply SFAS No. 168 in the third quarter of 2009, and it will not have an impact on our Consolidated Financial Statements.

WILLIAMS PIPELINE GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
Note 4. Owner’s Equity
          We are entitled to incentive distributions from the Partnership if the amount distributed to the Partnership’s unitholders with respect to any quarter exceeds specified target levels shown below:

		General
Quarterly Distribution Target Amount (per unit)	Unitholders	Partner
Minimum quarterly distribution of $0.2875	98%	2%
Up to $0.330625	98	2
Above $0.330625 up to $0.359375	85	15
Above $0.359375 up to $0.431250	75	25
Above $0.431250	50	50
Note 5. Disclosures About the Fair Value of Financial Instruments
          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
Cash and cash equivalents — The carrying amounts of these items approximate their fair value.